

August 4, 2015

Via Email
Moshe Eisenberg
Chief Financial Officer
Camtek Ltd.
Ramat Gavriel Industrial Zone
P.O. BOX 544
Migdal Ha'Emek, Israel

> **Re:** **Camtek Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 18, 2015**
> **File No. 000-30664**

Dear Mr. Eisenberg:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 13. Commitments and Contingencies, C. Litigation, page F-22

1.   We reference the litigation with Rudolph Technologies and the judgment entered against the company for $14.5 million in February 2015. While we understand that you are appealing the ruling, we also note that you posted bond of $15 million to stay collection of the judgment. Please tell us how you applied FASB ASC 450-20-25 in assessing the likelihood of the loss or impairment of an asset or the incurrence of a liability as a result of the litigation. Please specifically address the two requirements of FASB ASC 450-20-25-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief

cc: Richard Gilden, Attorney